October 23, 2014

VIA EDGAR CORRESPONDENCE AND EMAIL

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Anne N. Parker, Branch Chief

Re:	Stone Energy Corporation

Form 10-K for the Fiscal Year Ended December 31, 2013

Filed February 27, 2014

File No. 001-12074

Dear Ms. Parker:

Set forth below are the responses of Stone Energy Corporation, a Delaware corporation (the “Company”), to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated September 24, 2014, with respect to the Company’s Annual Report on Form 10-K for the year ended December 31, 2013 filed with the Commission on February 27, 2014.

For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold text.

Form 10-K for the Fiscal Year Ended December 31, 2013

Properties, page 20

Oil and Natural Gas Reserves, page 20

1.	Please expand your disclosure of the internal controls used in your reserves estimation effort to identify and present the qualifications of the technical person at Netherland, Sewell & Associates, Inc. primarily responsible for overseeing the preparation of the reserve estimates as of December 31, 2013. Refer to the requirements set forth in Item 1202(a)(7) of Regulation S-K.

SEC October 23, 2014 Page 2

Response: We respectfully request to expand our disclosure to comply with the comment on a prospective basis, commencing with our Annual Report on Form 10-K for the year ending December 31, 2014 (the “2014 Form 10-K”). The following is an example of our proposed disclosure for inclusion in our 2014 Form 10-K in compliance with the comment:

Estimates of our proved reserves at December 31, 2014 were independently prepared by Netherland, Sewell & Associates, Inc. (“NSAI”), a worldwide leader of petroleum property analysis for industry and financial organizations and government agencies. NSAI was founded in 1961 and performs consulting petroleum engineering services under the Texas Board of Professional Engineers Registration No. F-2699. Within NSAI, the technical person primarily responsible for preparing the estimates set forth in the NSAI letter, which is filed as an exhibit to this Form 10-K, was Richard B. Talley, Jr., Vice President, Team Leader, and a consulting petroleum engineer. Mr. Talley is a Registered Professional Engineer in the State of Texas (License No. 102425). Mr. Talley joined NSAI in 2004 after serving as a Senior Engineer at ExxonMobil Production Company. Mr. Talley’s areas of specific expertise include probabilistic assessment of exploration prospects and new discoveries, estimation of oil and gas reserves, and workovers and completions. Mr. Talley received an MBA degree from Tulane University in 2001 and a BS degree in Mechanical Engineering from University of Oklahoma in 1998. Mr. Talley meets or exceeds the education, training and experience requirements set forth in the Standards Pertaining to the Estimating and Auditing of Oil and Gas Reserves Information promulgated by the Society of Petroleum Engineers; he is proficient in judiciously applying industry standard practices to engineering and geoscience evaluations as well as applying SEC and other industry reserve definitions and guidelines.

2.	Please expand your disclosure to include a narrative explanation for the material changes in your proved undeveloped reserves such as the change relating to the line item entry “additional PUDs added” in the table on page 21. Refer to Item 1203(b) of Regulation S-K.

Response: We respectfully request to expand our disclosure to comply with the comment on a prospective basis, commencing with our 2014 Form 10-K. The following is an example of our proposed additional disclosure for inclusion in our 2014 Form 10-K in compliance with the comment:

SEC October 23, 2014 Page 3

During 2013, we invested approximately $83.8 million to convert 68.3 Bcfe of PUDs to proved developed reserves, mainly in the Appalachian region. Additionally, we added approximately 110.6 Bcfe of PUDs to year-end 2013 estimated proved reserves, which were primarily the result of our Appalachia drilling program.

Production Volumes, Sales Price and Cost Data, page 22

3.	Please expand your disclosure to provide the average sales prices per unit of oil, gas and natural gas liquids (NGLs) produced excluding the adjustments relating to the cash settlement of your hedge contracts. Refer to Item 1204(b)(1) of Regulation S-K.

Response: We respectfully request to expand our disclosure to comply with the comment on a prospective basis, commencing with our 2014 Form 10-K. The following is an example of proposed additional information to be included in the table of “Production Volumes, Sales Prices and Cost Data,” to provide the average sales prices per unit of oil, gas and natural gas liquids produced, excluding the adjustments relating to the cash settlement of hedging contracts, in compliance with the comment.

	Year Ended December 31,
	2014		2013	2012
Average sales prices:
Prior to the cash settlement of effective hedging contracts
Oil (per Bbl)	$	x.xx	$103.22	$105.50
Natural gas (per Mcf)		x.xx	3.47	2.65
NGLs (per Bbl)		x.xx	37.86	41.70
Oil, natural gas and NGLs (per Mcfe)		x.xx	9.36	9.90

Productive Well and Acreage Data, page 24

4.	You disclose that leases covering approximately 37% of your gross undeveloped acreage will expire over the next three years. You also disclose on page 14 that “unless production is established within the spacing units covering the undeveloped acres on which some of the locations are identified, the leases for such acreage may expire.” Please tell us the extent to which you have assigned any proved undeveloped reserves as of December 31, 2013 to locations which are currently scheduled to be drilled after lease expiration. If your proved undeveloped reserves include any such locations, please expand your disclosure to explain the steps which would be necessary to extend your legal right to these leases and to address whether you would have a legal right to produce reserves from this acreage. Refer to Rule 4-10(a)(26) of Regulation S-X.

SEC October 23, 2014 Page 4

Response: We respectfully request to expand our disclosure to comply with the comment on a prospective basis, commencing with our 2014 Form 10-K. The following is an example of our proposed additional disclosure for inclusion in our 2014 Form 10-K in compliance with the comment. We propose inserting the narrative below following the table of “Productive Well and Acreage Data”:

As of December 31, 2014, some of our proved undeveloped reserves were assigned to locations that are currently scheduled to be drilled after lease expiration or are not fully leased. We employ various steps to extend our legal rights to expiring leases, including extending the term of a lease that has renewal provisions, negotiating lease modifications to extend the lease term, redesigning the well path or negotiating a new lease. If lease negotiations are unsuccessful, Stone may allow the lease to expire on its own terms, and in such cases, may actively pursue a joint venture, purchase, trade or farm-in with the subsequent lessor.

Notes to Consolidated Financial Statements

Note 17 – Oil and Gas Reserves Information  -  Unaudited, page F-30

5.	Please expand your disclosure to provide the net quantities of your proved undeveloped reserves for each of the periods presented. Refer to the presentation requirements for reserve quantity information under FASB ASC paragraph 932-235-50-4.

Response: We respectfully request to expand our disclosure to comply with the comment on a prospective basis, commencing with our 2014 Form 10-K. The following is an example of proposed additional information to be included in the table of reserve quantities for inclusion in our 2014 Form 10-K in compliance with the comment:

	Oil (MBbls)	NGLs (MBbls)	Natural Gas (MMcf)	Oil, Natural Gas and NGLs (MMcfe)
Estimated proved undeveloped reserves:
as of December 31, 2012	15,913	9,473	184,418	336,745

as of December 31, 2013	15,907	11,728	213,820	379,628

as of December 31, 2014	xx,xxx	xx,xxx	xx,xxx	xx,xxx

SEC October 23, 2014 Page 5

Closing Comments

In connection with the Staff comments and our responses, we confirm that (i) the Company is responsible for the adequacy and accuracy of the disclosures in the filing and (ii) the Staff comments or changes to disclosures in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing. We also acknowledge the Staff’s position that the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions or comments regarding the foregoing to me at (337) 521-2210.

Sincerely,

Stone Energy Corporation

By:	/s/ Kenneth H. Beer
Kenneth H. Beer
Executive Vice President and
Chief Financial Officer